Contact

www.linkedin.com/in/rdwarak
(LinkedIn)

Top Skills

Java Enterprise Edition
Amazon Web Services (AWS)
Cloud Computing

Dwarakanath Ramachandran

Cloud & Big Data Consultant, Technology Advisor for Startups
Chennai

Summary

I am a Cloud and Big data consultant with 19+ years experience.
My core skills include Strategy, Migration, Architecture, Engineering,
DevOps and Implementation in the areas AWS, GCP and Cloud Big
Data services. In the last 12 years of Cloud and Big data practice,
I have done 25+ successful implementations ranging from SMBs
to Enterprises that includes names like GE, Panasonic, Barco,
Amazon Web Services, Google Cloud Platform, Novartis, etc. My
areas of expertise include Solution Architecture, Apps development,
Cloud economics, Cloud Security & Compliance, Governance and
Availability in AWS and GCP Cloud.

Experience

Independent
Cloud & Big Data Consultant in AWS and GCP
December 2020 - Present (1 year 6 months)
India

Independent Cloud and Big Data Consultant with strong hands-on experience.
Can perform as Specialist, Architect, Sr. Consultant roles in the areas of
AWS, GCP and Cloud Big Data services. Specializations include Cloud Data
strategy, Design multi-phased implementations in Data Architecture, Define
Cloud infrastructure, application, data migration roadmaps, Cost/Benefit model,
etc.

8KMiles
Principal Architect
July 2014 - December 2020 (6 years 6 months)

As a Principal Architect, there are two primary responsibilities:

At Customer Level :

Define Cloud adoption path for Enterprises embracing hybrid and public clouds
platforms

Perform Cloud readiness assessments, cloud economics report on customer environments, publish guiding principles and best practices for verticals and teams

Drive complete engagement lifecycle from account planning, pre-sales, RFX/ proposal/sow, budget, pilots/workshops, engineering, production and operation support

Chief Principal Consultant on customer engagements, responsible for the analysis, design & engineering, implementation

Organizational Level

Head of Cloud Center of Excellence (COE) responsible for competency building, accelerators development for customer projects, certification path.

Conduct meetups / hackathons, participate industry forums and speaking engagements.

Work with various engineering teams to develop business case studies and other core deliverables to build solution offering

Interface with AWS and Google Cloud partners for enabling the competencies and enhance partnership

Work with L & D teams to research, curate training programs, maintain the learning pathways for senior and junior levels engineers.

8KMiles.com
Principal Engineer
May 2008 - May 2014 (6 years 1 month)

SolutionNET
Senior Project Lead
June 2007 - May 2008 (1 year)

SolutionNET
5 years

Project Lead
2005 - 2007 (2 years)

Software Engineer
June 2002 - 2005 (3 years)

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Education

University of Madras

MCA, Computer Science · (2003 - 2005)

Bharathidasan University

B.Sc, Computer Science · (1999 - 2002)